Exhibit 99.1
company statement

7 February 2007	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie asbestos compensation proposal approved
James Hardie security holders overwhelmingly voted to approve the long-term compensation funding arrangements for asbestos-related personal-injury claims against certain former group subsidiaries at an Extraordinary General Meeting held in Amsterdam, the company announced today.
This resolution was passed with 99.6% of the votes cast in favour of the compensation proposal; the votes cast on this resolution represented 59.4% of the issued capital.
The initial payment of A$184.3 million is expected to be transferred to the Asbestos Injuries Compensation Fund (AICF) within five working days. KPMG Actuaries’ central estimate of the net present value of the liabilities over the life of the fund as at 30 September 2006 was A$1,555 million.
Security holders also approved the resolutions to re-elect Don DeFossett and Brian Anderson to the Supervisory and Joint Boards and to elect Michael Hammes and Rudy van der Meer to the Supervisory and Joint Boards.
James Hardie Chairman Meredith Hellicar said, “I am extremely heartened and proud that the long-term compensation proposal has won the approval of our security holders and is ready for implementation.”
“Our security holders have given their support to the commitment made by James Hardie’s Board and management almost three years ago. It has been a long, complex and often difficult process but, as I outlined to security holders at our Sydney and Amsterdam meetings, such an unprecedented arrangement could not be settled with a quick fix, given the fund is intended to last for 40 years and possibly longer.
“All parties involved in drawing up the compensation proposal recognise that it is in the interests of all key stakeholders that James Hardie remain financially strong and be able to grow its business. In part, our looking to the future has begun at this Extraordinary General Meeting with the re-election and election of four directors to the Supervisory and Joint Boards. I look forward to working with our new directors to guide the ongoing growth of James Hardie which is in the best interests of both the company, and the AICF.”
END

Contact details are on the following page	1 of 2

Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Announcement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
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